UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

On May 29, 2025, Mr. Wangfeng Yan tendered his resignation as the Chief Executive Officer of Tantech Holdings Ltd (the “Company”) due to personal reasons. Mr. Yan’s resignation was not the result of any disagreements with the Company, its management or the Board.

Effective May 29, 2025, the Board has appointed Mr. Zheyuan Liu to serve as the Chief Executive Officer of the Company.

Mr. Zheyuan Liu has served as a manager and the sole director of Lishui Smart New Energy Automobile Co., Ltd. since February 2018. Mr. Liu has also served as a manager and the sole director of Zhejiang Shangnilai Technology Co., Ltd. since January 2024. From December 2016 to April 2017, he served as a site surveyor for Sunshine Insurance Group Co Ltd. Mr. Liu graduated from Shandong University in 2014 with a Bachelor’s degree in automotive engineering.

EXHIBIT INDEX

Exhibits No.	Description
10.1	Employment Agreement with Zheyuan Liu dated May 29, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: June 3, 2025	By:	/s/ Weilin Zhang
Weilin Zhang
Chief Financial Officer

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